

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

<u>CCU ANNOUNCES SECOND QUARTER 2008 VOLUMES</u>

(Santiago, Chile, July 7, 2008) – CCU (NYSE: CU) reported today preliminary second quarter consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Second Quarter		Year 2008	
Chile:	Volumes	% Change	Volumes	% Change
Beer	912,251	3.5%	2,481,229	6.3%
Soft Drinks	786,011	8.9%	1,931,984	13.2%
Fruit Beverages	167,909	6.7%	334,928	7.5%
Waters	210,348	12.3%	619,179	10.4%
Wine – Domestic	124,008	-1.3%	226,001	1.6%
Wine – Export[1]	91,056	-10.3%	161,834	-12.6%
Spirits	51,270	-1.3%	94,362	3.1%
Total Chile[2]	**2,342,853**	**5.2%**	**5,849,517**	**8.1%**
Argentina:				
Beer	772,003	53.8%	1,641,271	29.7%
Wine[1-3]	12,176	-6.5%	20,937	-14.0%
Total Argentina	**784,179**	**52.2%**	**1,662,208**	**28.8%**
TOTAL	**3,127,032**	**14.1%**	**7,511,725**	**12.1%**

CCU plans to release its consolidated second quarter results by the first week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

---

[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.